Exhibit 3.7

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.    Name of corporation:

Worldwide Strategies Incorporated

2.    By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

IT IS HEREBY RESOLVED, the Corporation shall amend its Articles of Incorporation and designate 15,000,000 as Convertible Preferred Series B Stock with a par value of $.001

FURTHER RESOLVED, one (1) share of the Convertible Preferred Series B Preferred Stock shall be converted into one thousand (1,000) shares of common stock of the Corporation and entitled to one 'thousand (1,000) votes of common stock for every one (1) share of Convertible Series B Preferred Stock owned. The holders of the Convertible Preferred Series B Stock shall not be entitled to receive dividends.

3. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4.    Signature: (required)

X /s/ Rhonda Keaveney
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation Revised: 1-5-15